UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2024
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Upcoming Earnings Release and Conference Call Dates

On June 27, 2024, the Company issued an announcement titled “Waldencast plc Announces Upcoming Earnings Release and Conference Call Dates”, a copy of which is attached as Exhibit 99.1 to this Form 6-K..

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Company announcement dated June 27, 2024, "Waldencast plc Announces Upcoming Earnings Release and Conference Call Dates"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: June 27, 2024	By:	/s/ Manuel Manfredi
		Name:	Manuel Manfredi
		Title:	Chief Financial Officer and Principal Financial Officer

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